20014060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YYY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BRAINTREE HILL OFFICE PARK, SUITE 105
(No. and Street)

BRAINTREE	MA	02184
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT S. CHAISSON — 781-535-6083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

SEC Mail Processing
SEP 10 2020
Washington, DC

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT S. CHAISSON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS SECURITIES CORPORATION , as of JUNE 30 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Compass Securities Corporation

MEMBER FINRA, SIPC, MSRB

Date 9/4/2020

Securities and Exchange Commission
Trading and Markets

SEP 17 2020

RECEIVED

To :

SEC

100 F Street NE

Washington, D.C., 20549

RE: Filing of Annual Audited Report Form X-17A-5 for Compass Securities Corporation

Please find enclosed the annual filing of form X-17A-5 for Compass Securities Corporation.

If there are any questions do not hesitate to contact me.

Sincerely,

Scott Chaisson, President

SEC Mail Processing
SEP 10 2020
Washington, DC

50 Braintree Hill Park, Suite 105 • Braintree, MA 02184
Telephone: 781-535-6083 Fax: 781-535-6084 e-mail: Principals@CompassSecurities.com

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2020

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Compass Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Compass Securities Corporation's management. Our responsibility is to express an opinion on Compass Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Compass Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Compass Securities Corporation's financial statements. The supplemental information is the responsibility of Compass Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Compass Securities Corporation's auditor since 2001.

Norwood, Massachusetts

August 24, 2020

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

June 30, 2020

ASSETS

Cash	$ 174,963
Receivable from non-customers	247,813
Operating lease right of use asset	43,725
Due from related entity	85,735
	$ 552,236

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 226,054
Due to related entity	3,866
Operating lease liability	43,725
Income taxes payable	14,840
	288,485
Stockholder's equity:	
Common stock, no par value, authorized 15,000 shares 100 shares issued and outstanding	3,000
Retained earnings	260,751
Total stockholder's equity	263,751
	$ 552,236

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2020

Revenues:	
Commissions	$ 12,538,639
Mutual fund and 12(b)1 fees	117,558
Interest and dividends	2,053
Other income	258,707
	12,916,957
Expenses:	
Employee compensation and benefits	248,409
Commission expense	11,665,765
Occupancy	35,151
Other expenses	914,631
	12,863,956
Income before income taxes	53,001
Provision for income taxes	14,840
Net income	$ 38,161

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2020

Accounts Receivable

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2019	$ 3,000	$ 222,590	$ 225,590
Net income	-	38,161	38,161
Balance at June 30, 2020	$ 3,000	$ 260,751	$ 263,751

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2020

Cash flows from operating activities:	
Net income	$ 38,161
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets	
Receivable from non-customers	(194,813)
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	36,664
Income taxes payable	14,840
Total adjustments	(143,309)
Net cash used for operating activities	(105,148)
Cash flows provided from financing activities	
Due to related entity	(54,673)
Due From related entity	(85,735)
Net cash used for financing activities	(140,408)
Decrease in cash	(245,556)
Cash at beginning of the year	420,519
Cash at end of the year	$ 174,963
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company generates revenue from commissions earned from private placement of securities, institutional clients assets under management, mutual funds, annuities and trails.

Private Placements

The Company acts as a referral agent for institutional entities that want to raise funds through the sale of securities. Revenues are based on contracts with each seller (issuer) the Company acts as referral agent for. The Company books revenue from private placement transactions on the date the performance obligation is completed.

Asset Management

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Receivables from non-customers

The company has not provided an allowance for doubtful accounts, because management believes the amounts are collectible.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income Taxes:

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company files consolidated tax returns with two related organizations Compass Capital Corporation and Compass Holdings Group, Inc.

Cash & Cash Equivalents

The Company considers all highly liquid securities purchased with maturities of less than three months to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Compass Capital Corporation, an affiliated company. The Company utilizes office space, shares telephone service, and receives consulting services. The related party charged $35,151 for rent and $1,598 for other services for the fiscal year ending June 30, 2020.

At June 30, 2020, the Company owed $3,866 to Compass Capital Corporation.

The Company has an administration agreement with Compass Holding Group, Inc. The related party charged $594,965 for these services for the fiscal year ending June 30, 2020.

At June 30, 2020, the Company had advanced $85,735 to Compass Holding Group, Inc.

Since these companies are related entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 3 – LONG TERM LEASES

Future minimum lease payments for non-cancelable operating leases at June 30, 2020 are as follows:

Year Ended June 30, 2021	$43,275

The Company adopted FASB ASC 842, Leases effective July 1, 2019. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described in Note 2. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized on the present value of its future payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of June 30, 2020 were as follows:

Operating Leases:	
Operating lease ROU assets	$43,725
Operating lease liability	$43,725

NOTE 4 – INCOME TAXES

Income tax expense consisted of the following:

Current tax expense	
Federal	$ 9,540
State	5,300
	$14,840

The Company is a member of a group that files a consolidated tax return.

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $153,235, which was $136,918 in excess of its required net capital of $16,317. The Company's net capital ratio was 1.60 to 1.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2019, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company has adopted a defined contribution retirement plan covering substantially all employees meeting minimum age and service requirements. The Company at its discretion may contribute to the plan an amount designated by management. For the year ended June 30, 2020, the Company elected to not contribute anything to the plan.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company at June 30, 2020 has no unfulfilled contract, commitments or contingencies.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 24, 2020, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

COMPASS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

JUNE 30, 2020

SCHEDULE I

COMPASS SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2020

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 226,054	
Due to related entity	3,866	
Income Taxes Payable	14,840	
	$ 244,760	
NET CAPITAL:		
Common stock		$ 3,000
Retained earnings		260,751
		$ 263,751
ADJUSTMENTS TO NET CAPITAL:		
Receivable from non customers		$ (24,781)
Due from related entities		(85,735)
		$ (110,516)
Net capital, as defined		153,235
NET CAPITAL REQUIREMENT		$ 16,317
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 136,918
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.60 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 257,947
Net audit adjustments	(15,381)
Increase in non-allowables and haircuts	(89,331)
Net capital per above	$ 153,235

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
of Compass Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Compass Securities Corporation asserts...

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, and

Compass Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compass Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 24, 2020

Compass Securities Corporation
Member FINRA, SIPC

Exemption Report June 30, 2020

Compass Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Compass Securities Corporation

I, Scott Chaisson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President
June 30, 2020